Exhibit 99.1

Lucas GC Limited Announces Closing of Initial Public Offering

New York, U.S., March 7, 2024 /PRNewswire/ — Lucas GC Limited (NASDAQ: LGCL) (the “Company” or “Lucas”), an artificial intelligence (AI) technology-driven online agent-centric human capital management service provider focused initially on targeting professionals based on Platform-as-a-Service, or PaaS, in the human resources industry, today announced the closing of its initial public offering (the “Offering”) of 1,500,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share for total gross proceeds of $6,000,000, before deducting underwriting discounts and offering expenses.

In addition, the Company has granted to the underwriter an option, exercisable for 45 days from the date of the final prospectus, to purchase up to an aggregate of an additional 225,000 Ordinary Shares at the initial public offering price, less underwriting discounts.

Joseph Gunnar & Co., LLC acted as the sole book-running manager for the Offering.

Registration statements related to these securities have been filed with, and declared effective by, the United States Securities and Exchange Commission. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This offering is being made only by means of a prospectus forming part of the effective registration statements. The final prospectus relating to the offering was filed with the SEC and is available on the SEC’s website located at www.sec.gov. Copies of the final prospectus may be obtained from Joseph Gunnar & Co., LLC, 40 Wall Street, 30th Floor, New York, NY 10005, Attn: Syndicate Department, by phone (212) 440-9600.

About Lucas GC Limited

Lucas GC Limited is the largest AI technology-driven online agent-centric human capital management service provider targeting professionals based on PaaS in China in terms of the number of active users in the human resources industry as of June 30, 2022 and total net revenues for the year ended December 31, 2021. As a company empowered by artificial intelligence, data analytics, and blockchain technologies, Lucas is committed to digitalizing and intellectualizing the entire human capital management process. Lucas provides a platform to support trusted private social networks of professionals, through which it provides services consisting of recruitment services, outsourcing services, and other services such as information technology services and training services. The Company’s users are primarily professionals who work in human resources related functions. The Company’s corporate customers are corporations with recruitment, training, sales leads generation and outsourcing demands.

For more information, please visit: https://www.lucasgchr.com/

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contact

For investor and media inquiries, please contact:

ir@lucasgc.com